SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Gannett Co., Inc.
(Name of Issuer)

Common Stock (Title of Class of Securities)

36472T109 (CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 36472T109	Page 1

1	NAMES OF REPORTING PERSONS Fortress Operating Entity I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,065,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,065,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,977*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

 * Includes 4,123,153 shares of Common Stock that Fortress Operating Entity I LP may be deemed to beneficially own solely in its capacity as the holder of all issued and outstanding membership interests of FIG LLC and Fortress Principal Investment Holdings LLC.

CUSIP No.: 36472T109	Page 2

1	NAMES OF REPORTING PERSONS FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,065,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,065,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,977*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

CUSIP No.: 36472T109	Page 3

1	NAMES OF REPORTING PERSONS Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,065,977*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,065,977*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,065,977*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 * Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends the initial Schedule 13D filed jointly by Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), FIG Corp., a Delaware corporation, and Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), on February 18, 2020, as amended by Amendment No. 1 filed jointly by FOE I, FIG Corp. and Fortress on January 12, 2021, and relates to the common stock, par value $0.01 per share (the “Common Stock”) of Gannett Co., Inc., a Delaware corporation (the “Issuer”).  FOE I, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.”  Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 is incorporated by reference in its entirety into this Item 5.

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 146,677,527 shares of Common Stock outstanding as of August 1, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed on August 4, 2022.

FOE I may be deemed to beneficially own and share the power to vote and dispose of 7,065,977 shares of Common Stock, which represents 4.7% of the Common Stock outstanding, including (i) 4,086,296 shares of Common Stock directly held by FIG LLC, (ii) 36,857 shares of Common Stock directly held by Fortress Principal Investment Holdings LLC, (iii) 38,013 shares of Common Stock directly held by FOE I and (iv) 2,904,811 shares of Common Stock that FOE I may acquire by exercising options to purchase Common Stock within 60 days.

Each of the other Reporting Persons may also be deemed to beneficially own and share the power to vote and dispose of the 7,065,977 shares of Common Stock beneficially owned by FOE I, by virtue of FIG Corp. being the general partner of FOE I and by virtue of Fortress’ ownership of all of the interests of FIG Corp.  In addition, as disclosed on Annex A, Randal A. Nardone and Wesley R. Edens, to the knowledge of the Reporting Persons based on reasonable inquiry, both directors and executive officers of FIG Corp. and Fortress, may be deemed to beneficially own and share the power to vote and dispose of shares of Common Stock.

The information contained on the cover pages of this Schedule 13D excludes 3,163,264 shares of Common Stock that are not yet exercisable within 60 days of the date hereof, consisting of 3,163,264 shares of Common Stock underlying options held directly by FIG LLC, as described in Item 4 of this Schedule 13D.

(c)          Except as set forth below, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.  The below sales of Common Stock occurred in the open market.

Date of Transaction	Quantity of Common Stock Sold	Weighted Average Price per Share of Common Stock(1)(2)
10/10/2022	54,094	$1.4679(3)
10/11/22	65,217	$1.4029(4)

(1) Excludes commissions and other execution-related costs.
(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares sold at each separate price will be provided.
(3) Reflects a weighted average sale price of $1.4679 per share, at prices ranging from $1.4500 to $1.5100 per share, inclusive.
(4) Reflects a weighted average sale price of $1.4029 per share, at prices ranging from $1.3800 to $1.4300 per share, inclusive.

(d)          No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          On April 15, 2021, solely from a change in the aggregate number of the Issuer’s Common Stock outstanding, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s outstanding Common Stock based on 142,544,454 shares of Common Stock outstanding as of such date, as disclosed in the Issuer’s Definitive Proxy Statement filed on April 28, 2021.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2022	FORTRESS OPERATING ENTITY I LP

By: FIG Corp., its general partner

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: October 11, 2022	FIG CORP.

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: October 11, 2022	FORTRESS INVESTMENT GROUP LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

ANNEX A

Directors and Officers of Fortress Investment Group LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens*	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone**	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Michael Morell	Class A Director and Security Director
Michael Combes	Class B Director

Directors and Officers of FIG Corp.:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name:	Principal Occupation:
Wesley R. Edens*	Co-Chief Executive Officer, Principal and Director
Peter L. Briger, Jr.	Co-Chief Executive Officer, Principal and Director
Randal A. Nardone**	Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Name:	Principal Occupation:
FIG Corp.	General Partner of Fortress Operating Entity I LP

*Mr. Edens may be deemed to beneficially own and share the power to vote and dispose of 230,934 shares of Common Stock, including: (i) 176,510 shares held by him directly; (ii) 47,200 shares held by a trust for which Mr. Edens serves as investment trustee; (iii) 7,219 shares held by a charitable trust for which Mr. Edens serves as trustee; and (iv) 5 warrants held by Mr. Edens’ children.

**Mr. Nardone may be deemed to beneficially own and share the power to vote and dispose of 234,253 shares of Common Stock, including: (i) 103,012 shares of Common Stock held directly by him; (ii) 360 shares held by a foundation for which Mr. Nardone serves as President; (iii) 171 shares owned by Mr. Nardone’s child; (iv) 109,700 shares held by a trust for which Mr. Nardone serves as investment trustee; (v) 20,986 warrants held by Mr. Nardone directly; and (vi) 24 warrants owned by Mr. Nardone’s child.